Matthew T. Browne (858) 550-6045 mbrowne@cooley.com	VIA FEDEX AND EDGAR

June 3, 2011

Mr. Christopher F. Chase

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	U.S. Auto Parts Network, Inc.
Registration Statement on Form S-3
Filed May 2, 2011
File No. 333-173856

Dear Mr. Chase:

On behalf of U.S. Auto Parts Network, Inc. (the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 27, 2011 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3, filed with the Commission on May 2, 2011 (the “Form S-3”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

General

1.	It appears that the Form 8-K/As you filed on October 29, 2010 and February 1, 2011 were not timely and you are therefore not eligible to file this registration statement on Form S-3. We note that your October 29, 2010 Form 8-K/A includes amendments to the financial statements that it appears should have been included with the October 28, 2010 Form 8-K/A. We further note that your February 1, 2011 Form 8-K/A includes text that should have been included with your July 1, 2010 Form 8-K/A. Please either withdraw this registration statement on Form S-3 and re-file on an appropriate form, or provide us with your detailed analysis of why you believe you are eligible to file on Form S-3.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s Current Report on Form 8-K/A filed with the Commission on October 28, 2010 (the “First October 8-K/A”) was timely filed and contained all required disclosures, and that the Company’s Current Report on Form 8-K/A filed with the Commission on October 29, 2010 (the “Second October 8-K/A”) was filed to correct one immaterial misstatement included in certain

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

of the unaudited interim financial statements included in the First October 8-K/A. Because the First October 8-K/A was timely, and contained all required disclosures, the Company believes that its filing of the Second October 8-K/A did not cause the First October 8-K/A to cease to be in compliance with the requirements of Form 8-K and does not prevent the Company’s eligibility for registering securities for a primary issuance using a Registration Statement on Form S-3.

In addition, the Company advises the Staff that the Company’s Current Report on Form 8-K filed with the Commission on June 23, 2010 (the “June 8-K”) and the Company’s Amendment No. 1 to the June 8-K filed with the Commission on July 1, 2010 (the “July 8-K/A”) were timely filed and, taken together, contained all required disclosures. The Company further advises the Staff that the Company’s Current Report on Form 8-K/A filed with the Commission on February 1, 2011 (the “February 8 K/A”) was filed promptly upon the Company becoming aware of the Commission’s request to file an amendment to the June 8-K in order to set forth the complete text of the Company’s disclosures in the June 8-K and July 8-K/A into one complete filing and contained no disclosures not already contained in the timely filed June 8-K and July 8-K/A. Because no new disclosures were contained in the February 8-K/A from what was already previously disclosed by the Company in the June 8-K and the July 8-K/A, which were timely filed and, taken together, contained all required disclosures, the Company believes, and representatives of the Commission have confirmed, that its filing of the February 8-K/A did not cause the June 8-K or July 8-K/A to cease to be in compliance with the requirements of Form 8-K and does not prevent the Company’s eligibility for registering securities for a primary issuance using a Registration Statement on Form S-3.

A more detailed analysis of the Company’s conclusions described above is set forth below.

Second October 8-K/A

On August 4, 2010, the Company filed a Current Report on Form 8-K with the Commission disclosing that the Company had entered into a Stock Purchase Agreement to acquire (the “Acquisition”) Automotive Specialty Accessories and Parts, Inc. (the “Target”) pursuant to Item 1.01 of Form 8-K. On August 18, 2010, the Company filed a Current Report on Form 8-K with the Commission disclosing that the Company had completed the Acquisition pursuant to Item 2.01 of Form 8-K (the “August 8-K”). As required by Item 9.01 of Form 8-K, within 71 days of the filing of the August 8-K the Company filed the First October 8-K/A for the purpose of disclosing the financial statements required to be filed with the Commission following the completion of the Acquisition. The First October 8-K/A was filed in a timely manner and contained all the financial statements required to be filed pursuant to Item 9.01 of Form 8-K, and included consents of BDO USA, LLP and Deloitte & Touche LLP, the Company’s independent auditors.

Within hours of filing the First October 8-K/A with the Commission, the Company became aware of an immaterial error contained in the First October 8-K/A, which was caused by the misclassification of the purchase in May 2010 (prior to the Acquisition) of 5,111 shares of the Target’s Preferred Stock for $100 per share as “Other current liabilities” rather than “Preferred shares” in the Target’s unaudited interim financial statements. Following a consultation with the Company’s independent auditors, the Company determined to file the Second October 8-K/A the day after filing the First October 8-K/A solely for the purpose of fixing this misclassification error.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

While the Company included all the financial statements and other information included in the First October 8-K/A in the Second October 8-K/A for investor convenience, the only changes made in the Second October 8-K/A were to the unaudited condensed consolidated financial statements of the Target as of and for the 26 weeks ended July 3, 2010 and the 27 weeks ended July 4, 2009 contained in Exhibit 99.3 (the “Exhibit 99.3 Financial Statements”) to reclassify $511,000 as “Preferred shares” rather than “Other current liabilities.” These changes are summarized as follows:

•	Balance Sheet

•	“Preferred shares” under Stockholders’ Equity was increased by $511,000.

•	“Other current liabilities” was decreased by $511,000.

•	“Goodwill” was decreased by $511,000.

•	Income Statement

•	“Impairment expense” was increased by $511,000.

•	Statement of Cash Flows

•	“Net loss” was increased by $511,000.

•	“Goodwill impairment” of $511,000 was added.

•	“Other current liabilities” was decreased by $511,000.

•	“Preferred shares issued” of $511,000 was added.

No additional changes or amendments between the First October 8-K/A and the Second October 8-K/A were made (including to any of the financial statements or other information included in Exhibits 99.1, 99.2 and 99.4), and no required disclosures were omitted from the First October 8-K/A.

Therefore, because the First October 8-K/A was timely, and contained all required financial statements and consents and other information required by Item 9.01 of Form 8-K, the Company believes that its filing of the Second October 8-K/A, which it did in order to correct one immaterial misstatement in the Target’s unaudited interim financial statements included in the First October 8-K/A, did not cause the First October 8-K/A to cease to be in compliance with the requirements of Form 8-K and does not prevent the Company’s eligibility for registering securities for a primary issuance using a Registration Statement on Form S-3.

February 8-K/A

On June 23, 2010, the Company timely filed the June 8-K with the Commission to announce a change in the Company’s certifying accountant pursuant to Item 4.01 of Form 8-K. The Commission reviewed the June 8-K and requested by letter dated June 24, 2010 (the “June Comment Letter”) that the Company file an amendment to the June 8-K for the purpose of disclosing the date on which the Company had actually engaged Deloitte & Touche LLP as the Company’s new certifying accountant pursuant to Item 4.01 of Form 8-K. On July 1, 2010, the Company timely filed the July 8-K/A for the purpose of revising its disclosure as requested by the June Comment Letter.

The Commission reviewed the July 8-K/A and requested by letter dated July 2, 2010 (the “July Comment Letter”) that the Company file an Amendment No. 2 to the June 8-K for the purpose of setting forth the complete text of the Company’s disclosures in the June 8-K and the July 8-K/A into one complete filing, as required pursuant to Rule 12b-15 under the Securities

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Exchange Act of 1934, as amended (the “Exchange Act”). The Company did not become aware of the July Comment Letter until January 2011 (the Company is not aware that it actually received the July Comment Letter), when the Commission sent the Company a second notice as a follow-up to the July Comment Letter (the “January Notice”), and again requested that the Company file an Amendment No. 2 to the June 8-K for the purpose of setting forth the complete text of the Company’s disclosures in the June 8-K and the July 8-K/A into one complete filing.

Promptly upon receipt of the January Notice, the Company filed the February 8-K/A with the Commission, which filing merely restated the disclosures already contained in the June 8-K and the July 8-K/A. No new disclosures were contained in the February 8-K/A from what was already previously disclosed on a timely basis by the Company in the June 8-K and the July 8-K/A. Based on the fact that the February 8-K/A contained no additional disclosures not already contained in the June 8-K and the July 8-K/A, which were timely filed and, taken together, contained all required disclosures, it was the Company’s belief that the Company’s filing of the February 8-K/A did not cause the June 8-K and the July 8-K/A to cease to be in compliance with the requirements of Form 8-K and would not prevent the Company’s eligibility for registering securities for a primary issuance using a Registration Statement on Form S-3.

Recognizing, however, that the circumstances involved with the July Comment Letter and follow-up notices were unusual, where the Company only became aware of, and responded to, comments from the Commission on the July 8-K/A multiple months after the Commission had issued the comments, and in an effort to confirm the Company’s view related to its eligibility to register securities for a primary issuance using a Registration Statement on Form S-3, on January 31, 2011, Amy B. Krallman, the Company’s Vice President Legal Services and Ted Sanders, the Company’s Chief Financial Officer, had a telephone conversation with William H. Thompson, Accounting Branch Chief at the Commission. Mr. Thompson was the signatory to the June Comment Letter and the July Comment Letter. During that telephone conversation, Mr. Thompson informed the Company that the circumstances surrounding the filing of the February 8-K/A would not impact the Company’s eligibility to register securities using a Registration Statement on Form S-3. To memorialize this conversation with Mr. Thompson, Ms. Krallman sent an internal email at the Company to briefly summarize the information provided during the conversation.

In order to obtain additional clarification, on February 22, 2011, Ms. Krallman and Nathan J. Nouskajian, Esq. of Cooley LLP, the Company’s outside legal counsel, had a second telephone conversation with Mr. Thompson. During that telephone conversation, Mr. Thompson informed the Company that the Company’s delayed response to the July Comment Letter would not impact the Company’s eligibility to register securities using a Registration Statement on Form S-3. Additionally, Mr. Thompson suggested that the Company call Bridgette Littman, Special Counsel at the Commission, for the purpose of further confirming Mr. Thompson’s analysis.

On that same day, Ms. Krallman and Mr. Nouskajian had a telephone conversation with Ms. Littman. During that telephone conversation, Ms. Littman confirmed the analysis of the Company and Mr. Thompson, and informed the Company that the Company’s delayed response to the July Comment Letter would not impact the Company’s eligibility to register securities using a Registration Statement on Form S-3. Due to the importance of the information discussed during each of the conversations with Mr. Thompson and Ms. Littman, Mr. Nouskajian drafted an internal memo memorializing the telephone conversations with the Staff and briefly summarized the information provided during each of those conversations.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Therefore, because the June 8-K and the July 8-K/A, were timely filed and, taken together, contained all required disclosures, and because no new disclosures were contained in the February 8-K/A from what was already previously disclosed by the Company in the June 8-K and July 8-K/A, and based on the Company’s discussions with Mr. Thompson and Ms. Littman at the Commission and their analysis of the circumstances, the Company believes that its filing of the February 8-K/A did not cause the June 8-K and July 8-K/A to cease to be in compliance with the requirements of Form 8-K and does not prevent the Company’s eligibility for registering securities for a primary issuance using a Registration Statement on Form S-3.

Incorporation of Certain Information by Reference, page 9

2.	Please incorporate by reference your Form 10-Q for the quarterly period ended April 2, 2011 filed on May 10, 2011. In this regard, we note that you did not include language incorporating all Exchange Act filings filed after the date of your initial registration statement filing and prior to effectiveness. For guidance, please refer to our Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05 available on our website at www.sec.gov.

Response:

The Company acknowledges the Staff’s comment and proposes to file an amendment to the Form S-3 to revise the section of the Form S-3 titled “Incorporation of Certain Information by Reference” with the text set forth below.

“The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information.

•	our annual report on Form 10-K for the year ended January 1, 2011 (filed with the SEC on March 17, 2011), including all information incorporated by reference therein;

•	our quarterly report on Form 10-Q for the quarter ended April 2, 2011 (filed with the SEC on May 10, 2011), including all information incorporated by reference therein;

•	our current reports on Forms 8-K and 8-K/A filed with the SEC on August 4, 2010, October 29, 2010, February 1, 2011, February 25, 2011, March 4, 2011 and June 3, 2011; and

•

the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 23, 2007, including any amendment or reports filed for the purpose of updating such description.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of the registration statement, or (ii) after the effectiveness of the registration statement but prior to the termination of the offering.

You can request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

U.S. Auto Parts Network, Inc.

17150 South Margay Avenue

Carson, California 90746

(310) 735-0553

This prospectus is part of a registration statement we filed with the SEC. That registration statement and the exhibits filed along with the registration statement contain more information about us. Because information about documents referred to in this prospectus is not always complete, you should read the full documents which are filed as exhibits to the registration statement. You may read and copy the full registration statement and its exhibits at the SEC’s public reference rooms or their website.”

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Please contact me at (858) 550-6045 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Matthew T. Browne

Matthew T. Browne, Esq.

cc:	Theodore Sanders, U.S. Auto Parts Networks, Inc.
Bryan Stevenson, U.S. Auto Parts Networks, Inc.
Amy B. Krallman, U.S. Auto Parts Networks, Inc.
Nathan J. Nouskajian, Cooley LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM